SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated April 21st,  2006

DUCATI MOTOR HOLDING S.P.A.
(Translation of Registrant’s Name into English)

Via Cavalieri Ducati, 3 Bologna 40132 ITALY

(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:

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Restructuring Plan

Sell in / Sell out

(Volumes /000)

34.5
34.6
2005A
2006E
2007E
2008E
Sell In
Sell Out

3

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Restructuring Plan

Bikes - Sales Breakdown by Margin

€ 247 MM
2005A
2008E
Low Margin
High/Medium Margin

4

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Restructuring Plan

Overall Sales

€ 321 MM
Sales '05
Volume effect
Product Mix
Sales '08
Bikes
"Others"

5

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Restructuring Plan

EBITDA Evolution

5.8%
14%
Ebitda Adj. '05*
Sales Effect
Global Sourcing
Structural Costs
Ebitda '08

EBITDA 2005 Reconciliation

EBITDA 2005A	**(0,3)**
Restructuring Reserve	13,0
Devaluation of Inventory	5,0
Penalties	0,9
EBITDA Adj*	**18,6**
EBITDA Adj* Margin%	**5,8%**

5.8%
10%
12%
14%
2005
2006
2007
2008

6

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Restructuring Plan

Net Result

(% on Sales)

Net Profit
2005A
2006E
2007E
2008E
(41.5)
(13%)
Net Profit
% on Sales

7

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Net Debt

Restructuring Plan

€ 137 MM
1
NFP '05
Capex
Others
Ebitda
Capital Increase
NFP '08

8

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[LOGO OF DUCATI]

Ducati Motor Holding: disclosure to the market of the main details of the three-year plan

Bologna, April 21st , 2006 - Ducati Motor Holding S.p.A. (NYSE: DMH and Borsa Italiana S.p.A: DMH), a leading  manufacturer of high performance motorcycles, with regard to the last press release issued on April 13th, inform that today at 11.00 a.m. at the Company’s premises in Bologna via Cavalieri Ducati 3, the main details of the Company’s three-year re-launch plan, approved by the Board of Directors on April 13th, will be disclosed to the market.

Here follow the data that will be disclosed and discussed during today presentation:

- sell-out (registrations) during 2006-2008 will be stable and around 2005 levels;
- sell-in (shipments) will be in line with registrations in 2008 whilst they will lag behind registrations in 2006 and 2007 to favour the reduction of stock at dealer level;
- strong focus on high margin motorbikes will turn into a more favourable revenue mix in the future;
- a modest sales growth path is expected in the period, especially after 2007, mainly driven by an expected higher average selling price given a more favourable product mix;
- a better revenue mix and the implementation of efficiency measures - expected savings on both structural costs and on the components purchasing process - will progressively enhance EBITDA levels;
- net result will still be negative in 2006, will virtually break-even in 2007 and will be positive in 2008;
- Net Financial Position will improve thanks to capital increase and EBITDA generation, partly offset by CAPEX and other negative cash items (restructuring costs, working capital, tax, interest).

Please note that the diagrams and charts contained in the slides attached herewith are intend exclusively to indicate the expected trend and should not be considered as an accurate information in quantitative terms.

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

[LOGO OF DUCATI]

These materials are not an offer of securities for sale in the United States. The securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of the company’s securities to be made in the United States will be made by means of a prospectus that may be obtained from the company and that will contain detailed information about the company and its management, including financial statements.

For further information, please contact:

Federico Strano
Director, Investor Relations
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
Bologna 40132
Italy
e-mail: federico.strano@ducati.com
Main Tel: + 39 051 6413 111
Direct Tel: + 39 051 6413 213

Restructuring Plan	Sell in / Sell out

(Volumes /000)

[CHART APPEARS HERE]

•	Sell-out (registrations) during 2006-2008 will be stable and around 2005 levels.

•	Sell-in (shipments) will be in line with registrations in 2008 whilst they will lag behind registrations in 2006 and 2007 to favour the reduction of stock at dealer level.

3

Restructuring Plan	Bikes - Sales Breakdown by Margin

[CHART APPEARS HERE]

Strong focus on high margin motorbikes will turn into a more favourable revenue mix in the future.

4

Restructuring Plan	Overall Sales

[CHART APPEARS HERE]

A modest sales growth path is expected in the period, especially after 2007, mainly driven by an expected higher average selling price given a more favourable product mix

5

Restructuring Plan	EBITDA Evolution

[CHARTS APPEAR HERE]

A better revenue mix and the implementation of efficiency measures - expected savings on both structural costs and on the components purchasing process - will progressively enhance
Ebitda levels

6

Restructuring Plan	Net Result

(% on Sales)

[CHART APPEARS HERE]

Net result will still be negative in 2006, will virtually break even in 2007 and will be positive in 2008.

7

Restructuring Plan	Net Debt

[CHART APPEARS HERE]

Net financial position will improve thanks to Capital increase and EBITDA generation, partly offset by CAPEX and other negative cash items (restructuring costs, working capital, tax, interest).

8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUCATI MOTOR HOLDING SPA

Date: April 21st , 2006	By:	/s/ Federico Strano

	Name	Federico Strano
	Title	Director, Investor Relations